UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                              CKE Restaurants, Inc.
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                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    12561E105
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                                   ----------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                                   ----------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2006
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                                   ----------
                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      12561E105              SCHEDULE 13D/A         PAGE 2 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
----------
    1       NAMES OF REPORTING PERSONs
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
----------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
----------
    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
----------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

--------------------------------------------------------------------------------
----------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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----------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,019,360
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,019,360
--------------------------------------------------------------------------------
----------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,020,360 (including 1,000 shares subject to call options)
--------------------------------------------------------------------------------
----------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*   |_|
--------------------------------------------------------------------------------
----------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.44%
--------------------------------------------------------------------------------
----------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
----------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       12561E105             SCHEDULE 13D/A         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
----------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
----------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
----------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
----------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
----------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
----------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    5,019,360
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,019,360
--------------------------------------------------------------------------------
----------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,020,360  (including 1,000 shares subject to call options)
--------------------------------------------------------------------------------
----------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
----------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.44%
--------------------------------------------------------------------------------
----------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
----------
                     * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      12561E105              SCHEDULE 13D/A         PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

Item 1.           SECURITY AND ISSUER

This Schedule 13D/A filed by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relates to the shares ("Shares") of common stock, $0.01 par value, of CKE Restaurants, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 6307 Carpinteria Avenue, Ste. A, Carpinteria, California 93013.

ITEM 2.           IDENTITY AND BACKGROUND

(a) This is Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on February 6, 2006. Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

(c) The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $72,562,007 was paid to acquire the Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

      (a) As of the time of filing this Amendment No. 1, the Reporting Persons beneficially owned 5,020,360 Shares, constituting approximately 8.44% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 59,459,678 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 7, 2005.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 954,300 Shares held by Jolly Roger Fund LP (excluding 1,000 Shares subject to call options). By virtue of agreements with Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 4,065,060 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power; thus giving him an aggregate of shared voting power and shared dispositive power with respect to 5,019,360 Shares with Pirate Capital LLC (excluding 1,000 Shares subject to Call Options).

---------------------------                                 -------------------
CUSIP NO.      12561E105             SCHEDULE 13D/A           PAGE 5 OF 6 PAGES
---------------------------                                 -------------------

(c) The following transactions in the Shares were effected by the Reporting Persons since the filing of the Schedule 13D on February 6, 2006. All of the Shares were purchased in open market transactions.

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------            ---------------
 2/28/2006                 20,300                 17.01
 3/2/2006                 198,400                 16.73

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------            ---------------
2/7/2006                357,400               16.05
2/24/2006               65,700                16.81
2/27/2006               117,500               16.88
2/27/2006               20,000                16.77
3/2/2006                50,000                16.82

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     As set forth below, Jolly Roger Activist Portfolio Company LTD sold, as of January 26, 2006, put options requiring it to purchase an aggregate of 227,500 Shares, each of which was sold on the open market, and Jolly Roger Fund LP sold, as of February 27, 2006, put options requiring it to purchase an aggregate of 28,700 Shares, each of which was sold on the open market:


Date of Sale     Shares      Exercise Price per   Expiration Date           Sale Price
                Underlying        Share ($)                                per Option ($)
                 Options
-------------------------------------------------------------------------------------------
   01/26/06      100,000          15.00               06/17/06                1.00
   01/26/06      127,500          15.00               03/18/06                 .52
   02/27/06        5,000          17.50               03/18/06                 .90
   02/27/06       23,700          17.50               04/22/06                1.10

As set forth below, Jolly Roger Fund LP purchased, as of February 27, 2006, call options entitling it to purchase an aggregate of 1,000 shares of Common Stock, each of which was sold on the open market:


Date of Purchase     Shares      Exercise Price per   Expiration Date      Purchase Price
                   Underlying        Share ($)                              per  Option ($)
                   Options
-------------------------------------------------------------------------------------------
   02/27/06      1,000                 15.00               06/17/06                 2.50

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

---------------------------                                 -------------------
CUSIP NO.      12561E105             SCHEDULE 13D/A           PAGE 6 OF 6 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2006


                                           PIRATE CAPITAL LLC


                                                 By: /s/ Thomas R. Hudson Jr.
                                                     ---------------------------
                                                     Name:Thomas R. Hudson Jr.
                                                     Title:Portfolio Manager

                                                  /s/ Thomas R. Hudson Jr.
                                                  ------------------------------
                                                  Thomas R. Hudson Jr.